

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2021

Yuanmei Ma
Chief Financial Officer
Fortune Rise Acquisition Corp
48 Bridge Street, Building A
Metuchen, New Jersey 08840

   Re: Fortune Rise Acquisition Corp
     Amendment No. 5 to Form S-1
     Filed October 18, 2021
     File No. 333-256511

Dear Ms. Ma:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Form S-1

Our warrants are expected to be accounted for as equity..., page 63

1. We note your risk factor that currently your warrants are expected to be accounted for as equity in your balance sheet, but you cannot guarantee that your warrants would not be classified as liabilities. We further note your disclosure that if auditors of a potential target disagree or the SEC issues a statement in the future, it could result in different accounting treatment and you may need to restate your financial statements. These statements appear to qualify the accounting treatment of the warrants. Please tell us how this disclosure is appropriate in light of the audit report that states the financial statements are the responsibility of management and in which your auditor opines that the financial statements present fairly, in all material respects, your financial position and the results of your operations and cash flows in conformity with accounting principles generally

accepted in the United States of America. Finally, please tell us why the accounting for the warrants determines the terms and conditions of the warrants.

 You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance